Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

BioCardia, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated April 8, 2015, except for note 18 as to which the date is July 2, 2015, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

San Francisco, California

July 13, 2015